Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Level 3 Communications, Inc.

Commission File No.:  001-35134

Strategic Rationale/Benefits of Transaction

1.             Why is CenturyLink buying Level 3 Communications?

•                  This acquisition creates a company that would be a premier provider of global communications services to enterprise, government, wholesale and consumer customers. The transaction would create the second largest domestic communications provider serving global enterprise customers with $19 billion in pro forma business revenue for the trailing twelve months ended June 30, 2016.

•                  The collective strength of the two companies would benefit our customers and stockholders more than either company could do alone.

•                  Together with CenturyLink, we will become one of the most robust fiber network and high-speed data services companies in the world.

2.             Can you describe the key benefits to Level 3 customers?

The combined company will offer customers industry-leading capabilities over a world-class network, combining CenturyLink’s local markets and national fiber network with Level 3’s global reach. Together we will be able to put more customers on-net and better address the next wave of technologies including hybrid networking, Internet of Things (IoT) and Software Defined Networking (SDN)/Network Functions Virtualization (NFV). The combination also increases the operating scale of the combined business, and provides new opportunities for capital investment to more effectively compete in the enterprise business.

3.             What are the key benefits to stockholders?

We believe this is a compelling transaction for Level 3 stockholders. First of all, the purchase price is a premium to where our stock has been trading over the last year prior to Oct., 2016 when the transaction was announced. Additionally, the stockholders have the ability to participate in the potential upside of the combined company. The strategic combination is expected to improve revenue growth, increase free cash flow per share, leveraging the $10 billion of Level 3 net operating losses (NOLs). The combined company is expected to maintain CenturyLink’s current annual dividend of $2.16 per share. From a competitive positioning perspective, the combination creates the second largest domestic enterprise player behind AT&T and ahead of Verizon.

4.             How does this transaction change the competitive landscape?

•                  We believe this transaction will help us to compete more effectively, particularly for enterprise customers.

•                  Creates the second largest domestic enterprise player behind AT&T

5.             Why is the timing right for this transaction?

•                  Level 3 has been focusing on growing our business profitably, using the assets we have built over the years. We think this is a strategic opportunity to put two great companies together that collectively can be a stronger competitor in the long run.

People

6.             How many employees does each company have?

•                  As of June 30, 2016, Level 3 had approximately 12,900 employees globally, and CenturyLink had 42,800 employees globally.

7.             Will this transaction include any reductions in the workforce?

•                  Decisions regarding people are very difficult and will be made thoughtfully and with careful consideration, with representatives from both companies. Keep in mind the new combined company’s goal is to motivate and keep employees who want to contribute to the growth of this premier provider of global communications. Our objective is to be clear and honest about how people’s jobs will be

© 2016 Level 3 Communications, Inc. All rights reserved.

affected and provide as much notice as possible. We believe in treating people with dignity and respect, and will support any employees transitioning out of the organization.

8.             During the acquisition of tw telecom, Level 3 had agreed to a specific severance plan for acquired personnel that was in effect the first year following the close of the transaction. Will there be something similar for this transaction and what does that look like?

•                  If your employment is terminated without cause within a one-year period following the effective date of the merger, you will be entitled to severance benefits that are no less favorable than the severance benefits provided immediately prior to the effective date of the merger.

9.             Will all corporate jobs in the combined company be located at CenturyLink’s headquarters in Monroe, LA?

•                  It is very early in the process with many details to be determined. Until the transaction closes, CenturyLink and Level 3 will operate as separate companies and it remains business as usual. Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together. Where specific jobs will be located are part of the decisions that still need to be made. We will provide additional details on the integration and next steps as information becomes available.

10.      When will I know how my job is affected by this acquisition?

•                  As we finalize plans closer to when we expect to close the transaction — which may not be until the end of the third quarter of 2017 — we will provide as much notice as possible to any affected employees. Larger companies often present more career opportunities, and any role changes will be determined during the integration phase.

11.      How will reporting relationships be affected?

•                  Organization and management structure decisions will be made during the integration phase.

12.      Do we anticipate closing some offices?

•                  It is possible some offices will be consolidated resulting in some office closures; this will also be determined during the integration phase. We will communicate decisions as soon as we are able.

13.      I am familiar with CenturyLink’s acquisition of Qwest. Will this acquisition be similar?

•                  This is a different time and situation and every transaction is different. We anticipate that CenturyLink, working closely with Level 3 management and using the integration experience of both companies, will approach this acquisition in a way that benefits employees and customers of both companies.

14.      What will happen to my benefits between now and when the acquisition closes?

•                  You will continue to have the benefits you elected during Level 3’s open enrollment this year.

15.      How does CenturyLink’s PTO and holidays compare to Level 3’s?

•                  This will be determined as part of the integration process.

16.      How will the 2016 Discretionary Bonus Program be affected?

•                  The 2016 Discretionary Bonus Program will remain in place and continue to be administered in a manner consistent with past practice. The Compensation Committee of the Level 3 Board of Directors will determine the funding of 2016 bonuses based on company performance relative to the targets set at the beginning of the year. Bonus payments, if any, will be paid out in the same timeframe as in the past — in mid-March. Bonus payout determinations will follow past practice with regional multipliers and individual bonus recommendations based on regional and individual performance.

17.      Will we have a Discretionary Bonus Program in 2017?

•                  Yes, the Compensation Committee of the Board of Directors will determine appropriate performance metrics for the 2017 Discretionary Bonus program. The 2017 program will be aligned with past practices.

18.      How will the 2017 Discretionary Bonus Program be affected when the merger closes?

•                  If the merger closes prior to the payment of the 2017 Discretionary Bonus, immediately prior to closing, the Compensation Committee of the Level 3 Board of Directors will determine the performance achievement for the fiscal year based on forecasted performance and consistent with past practice. Bonus payout amounts will be determined consistent with past practice, and will be pro-rata for the number of days in the calendar year that have been completed. Payments will be made at closing.

19.      Will my salary or incentive opportunity change after the merger?

•                  For a period of one year after the effective date of the merger, your annual base salary and annual cash incentive opportunity will be no less favorable than that which was in effect immediately prior to the effective date of the merger. In addition, for a period of one year after the effective date of the merger, you will be eligible for a total incentive compensation opportunity no less favorable than the total incentive compensation opportunity (including cash and equity) provided to you immediately prior to the effective date of the merger.

20.      Does CenturyLink offer stock or Restricted Stock Units (RSUs)?

•                  This will be determined as part of the integration process.  According to CenturyLink, currently, CenturyLink offers comparable annual long term incentive awards to CenturyLink employees who are similarly situated to those employees at Level 3 who receive RSU awards.  We have been told by CenturyLink that their long term incentive awards also accrue dividends.

21.      If the CenturyLink compensation structure is different (lower bonus potential for instance), will the Level 3 compensation package be adjusted?

•                  This will be determined as part of the integration process. Please see question 19 for more information on base salary and incentive compensation opportunity.

22.      I received a retention bonus last year, but it doesn’t vest for two more years. What will happen with this bonus?

•                  Any outstanding retention bonus will continue on the same terms described in the retention letter.

23.      How will the Level 3 stock in our 401(k) be handled?

•                  The shares of Level 3 common stock that underlie the Level 3 Stock Fund units in your 401(k) Plan Account will receive the same consideration as all other shares of Level 3 common stock ($26.50 in cash and 1.4286 shares of CenturyLink common stock).

24.      Am I allowed to move my Level 3 funds within my 401K without violating any laws/rules?

•                  You can continue to manage your investments in your 401(k) account as you normally would, subject to the Level 3 Insider Trading Policy. As integration planning progresses, more information will be shared about decisions affecting the 401(k) plan.

25.      If I have company stock — how does the deal benefit me? What portion of my share value will be paid in cash?

•                  Each share of Level 3 stock (including each RSU granted prior to April 1, 2014 that will vest at the effective time of the merger) will be converted into 1.4286 shares of CenturyLink stock, plus $26.50 in cash, with any fractional shares converted into cash based on the price of a CenturyLink share at such time.

For example: if you own 100 shares of Level 3 stock at the time of the effective date of the merger and assuming the price per CenturyLink share is $28.00 at the effective time of the merger:

•      100 Level 3 shares x 1.4286 CenturyLink shares = 142.86, rounded down to 142 shares

•      100 Level 3 shares x $26.50 cash = $2,650.00

•      0.86 fractional shares (from the share rounding) x $28.00 cash = $24.08

•      Resulting in a total of 142 CenturyLink shares and $2,674.08 cash

26.      Will LTI eligible employees receive LTI in 2017?

•                  Employees eligible for annual LTI awards (Directors and above and individual contributors in grade 30 and above) will be eligible for LTI awards in 2017, with target award values consistent with 2016 target award values.

•                  In 2017, LTI awards will be delivered with time-based Restricted Stock units. The vesting schedule for the RSU will change from 25% per year over four years to 33.3% per year over three years.

•                  If your employment is terminated on or after the effective date of the merger without cause or for good reason, your unvested RSU awards will vest. The CEO and his direct reports will have different change of control terms than all other employees.

27.      How does the acquisition affect my unvested LTI awards?

•                  Level 3 time-based RSUs granted prior to April 1, 2014 will vest and be cancelled in exchange for the merger consideration.  Please see question 25 for additional information.

•                  Level 3 time-based RSUs granted on or after April 1, 2014 will be converted to CenturyLink RSUs (as described below) upon the effective date of the Merger, and maintain the same vesting schedule as indicated in the award agreement.

•                  Unvested PRSUs for which the performance period is completed and the performance multiplier is known (e.g., 2015 award) will be converted into CenturyLink RSUs in the same manner as the time-based RSUs and will maintain the same time-based vesting schedule indicated in the award agreement.

•                  Unvested PRSUs for which the performance period is not completed (if any) will have the performance multiplier determined immediately prior to the effective date of the Merger by the Compensation Committee of the Board of Directors based on forecasted performance through the end of the period (and any equitable adjustments to take into account the effects of the transaction on the performance criteria).  Once the performance multiplier is determined, the PRSUs will be converted into CenturyLink RSUs and maintain the same time-based vesting schedule indicated in the award agreement.

•                  Each Level 3 RSU granted on or after April 1, 2014 and each PRSU (after application of the applicable performance multiple) will be converted into a CenturyLink RSU covering a number of CenturyLink shares (rounded up to the nearest whole share) determined by adding (i) 1.4286, and (ii) the quotient obtained by dividing $26.50 by the volume weighted average price of CenturyLink shares for the 30 day preceding the effective date of the Merger.

•                  For Example: If you have 100 unvested RSUs with grant dates of April 1, 2014 or later and the CenturyLink 30 day VWAP as of the effective date of the Merger is $28.00:

•                  The cash consideration will be converted to CenturyLink RSUs by dividing $26.50 by $28.00 (rounded to 4 decimal points) = 0.9464

•                  1.4286 + 0.9464 = 2.3750 CenturyLink shares for each Level 3 share

•                  100 Level 3 RSU x 2.375 = 237.5, which is rounded up to 238 CenturyLink RSUs

28.      With the acquisition currently underway, is there any sort of freeze on the sale of Level 3 stock? I recently received a notification that I need to move or sell my stock in my UBS acct due to the change from UBS to Fidelity. Will the acquisition affect my ability to move or sell my stock from this UBS acct?

•                  You may transfer or sell shares of company stock subject to the Insider Trading Policy. You are not required to move or sell your stock held in your UBS account due to the transition to Fidelity. You may choose to leave your shares with UBS, transfer your shares to another brokerage account or sell your shares, subject to the Insider Trading Policy.

Integration and Operations

29.      Will Jeff Storey have a role with the combined company?

•                  After the close of the transaction, Glen Post will continue to serve as chief executive officer. Jeff and Glen Post continue to discuss Jeff’s role going forward.

30.      Is anyone from our management team joining CenturyLink at this time?

•                  Sunit Patel, executive vice president and chief financial officer of Level 3, will serve as chief financial officer of the combined company. Other management positions will be announced in the coming months.

•                  CenturyLink has a tremendous respect for the Level 3 team. Decisions regarding other senior management will be made in the coming months as part of the integration process.

31.      What happens with the board?

•                  The chairman of CenturyLink’s board at the time of the closing of the transaction will continue to serve as chairman of the combined company.

•                  CenturyLink has agreed to appoint three members of the Level 3 board to be selected by CenturyLink and one member of the Level 3 board to be designated by Level 3’s largest stockholder, STT.

32.      How will integration progress?

•                  Integration planning will occur between now and the close of the transaction.

•                  Both Level 3 and CenturyLink have a strong track record of successfully integrating companies and we will use this experience to ensure a smooth transition to a combined company.

•                  Until the transaction closes, Level 3 and CenturyLink will operate as separate companies and it remains business as usual.

•                  Over the coming months, we expect to build a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•                  We will provide additional details on the integration and next steps as information becomes available.

33.      Will we rebrand?

•                  This will be determined as part of the integration process.

34.      Where will corporate headquarters be located?

•                  The combined company will be headquartered in Monroe, Louisiana and will maintain a significant presence in Colorado and the Denver metropolitan area.

35.      What are the plans for Level 3’s offices in the Denver area?

•                  The combined company’s locations will be evaluated as part of the integration process.

36.      Can I reach out to my counterpart at CenturyLink?

•                  As stated in the Rules of Engagement, do not contact your counterpart at CenturyLink. If a CenturyLink employee contacts you, comply with your obligations under the Protection of Data and Information Policy and do not disclose any information about pricing, costs, profitability, terms, quotas, technical specifications and sales/marketing/business/product plans. In addition, do not request or take any information from anyone else about CenturyLink that might be considered confidential or proprietary information.

37.      What are the plans for sales force integration?

•                  This will be determined as part of the integration process.

38.      What are CenturyLink’s plans for the Level 3 network?

•                  Integration details will be determined during integration planning, which will commence quickly, to the extent permitted by applicable law.

39.      How long does Level 3 expect it will take to complete the integration process?

•                  Both companies will begin planning as soon as possible so they can begin integration immediately after the transaction closes.

Services

40.      How does CenturyLink’s service portfolio match with Level 3’s services?

•                  Existing and prospective Enterprise customers of both companies will benefit from the combined product portfolio, targeted at helping enterprises manage their growth in an efficient and secure manner. This broad product portfolio includes Business Ethernet, managed and professional services, IP VPN solutions, cloud connectivity solutions, Internet access, data center services, content distribution and media, voice, VoIP and managed security, delivered locally and globally.

Financials

41.      What are the transaction details?

•                  For each outstanding share of Level 3 common stock, at closing CenturyLink will pay 1.4286 shares of CenturyLink common stock and $26.50 in cash.  To determine the total value as of today, you need to add together $26.50 and the price of CenturyLink’s common stock multiplied by 1.4286.

42.      What are the pro forma financials?

•                  Pro forma revenue of $26 billion

•                  Pro forma business revenue of $19 billion and $13 billion in business strategic revenue

•                  Pro forma adjusted EBITDA of $11 billion, including expected run-rate cost synergies of $850mm

•                  The above combined balances and metrics represent pro forma results of CenturyLink and Level 3 for the trailing twelve months ended June 30, 2016

43.      How will CenturyLink address Level 3’s debt?

•                  CenturyLink will take on Level 3’s ~$10.8 billion of debt.

Transaction and Closing Information

44.      Is this a merger or CenturyLink purchasing Level 3?

•                  The transaction is structured as a merger for various reasons, but the effect is that CenturyLink is acquiring Level 3. Level 3 stockholders will own 49% of the combined company while CenturyLink stockholders will own 51%.

45.      When will you ask for shareholder approval?

•                  The exact timing is yet to be determined. There are a number of conditions that need to be satisfied prior to closing, including shareholder approval. The transaction is subject to the approval by the stockholders of Level 3 and CenturyLink.

46.      What regulatory approvals are required to close this transaction?

•                  HSR Act Clearance

•                  FCC Review

•                  National Security Approvals

•                  Certain State PUC Approvals

•                  Approval of certain other foreign, U.S. federal and state regulatory bodies

47.      CenturyLink and Level 3 have been on opposite sides of regulatory issues (i.e. Net Neutrality). How will we now proceed with these issues?

•                  Until the transaction closes, Level 3 and CenturyLink remain competitors and our approach to regulatory advocacy will remain unchanged. After the transaction closes, we expect that the combined company will evaluate its positions on a number of issues and determine what is in the best interest of the combined company moving forward.

Media & Investor Relations

48.      What do I do if I get a call from the media, an analyst or a blogger?

•                  Please decline to comment and direct them to Nikki Wheeler, who leads our media relations team: 720-888-0560.

49.      What do I do if I get a call from an Investor?

•                  Please decline to comment and direct them to our investor relations team:
Valerie Finberg at 720-888-2501 or Mark Stoutenberg at 720-888-1662.

50.      How do I talk about the acquisition with my friends and family?

•                  You’ve probably been asked about the CenturyLink acquisition by outside parties, be it family, friends, neighbors, vendors, etc. Such “watercooler talk” may seem harmless, but due to federal antitrust laws (See: Rules of Engagement) anything we say about the deal prior to close can put the transaction (and Level 3) in jeopardy. Please refer to the one-slide bridging guide to help you in such conversations.

Important Note: We are providing these Employee FAQs to you for informational purposes only and are based on information as of November 30, 2016.  The Employee FAQs are not modifying or changing any compensation, benefit or equity plan, program or arrangement currently applicable to you. The information contained herein is subject to change and is qualified in its entirety by the terms of the Agreement and Plan of Merger, dated as of October 31, 2016, by and among CenturyLink, Inc., Level 3 Communications, Inc., Wildcat Merger Sub 1 LLC and WWG Merger Sub LLC, and the terms of the applicable Level 3 compensation, benefit or equity plan, program or arrangement.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:  the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.  Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.